PricewaterhouseCoopers LLP
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 604 806 7000
Facsimile +1 604 806 7806

CONSENT OF INDEPENDENT AUDITORS

We hereby consent to (i) the incorporation by reference in this Annual Report on Form 40-F of Fronteer Development Group Inc. (the “Company”); and (ii) the incorporation by reference in registration statement Form S-8, of our report dated March 27, 2008 relating to the consolidated balance sheets of the Company as at December 31, 2007 and 2006 and the related consolidated statements of operations, comprehensive income, shareholders’ equity and cash flows for each of the years in the three year period ended December 31, 2007 and the effectiveness of internal control over financial reporting of the Company as of December 31, 2007.

(Signed) “PricewaterhouseCoopers LLP”

Chartered Accountants
Vancouver, BC, Canada
March 27, 2008

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.